Exhibit 2.1

EXECUTION VERSION
LN40803
Dated July 15, 2011
JOHN HOLDEN AND OTHERS	(1)
and
CAPELLA EDUCATION COMPANY	(2)
AGREEMENT
for the sale and purchase of the entire issued share capital of Resource Development International Limited

Contents

Clause		Page

1	Definitions and interpretation	3

2	Agreement to sell the Sale Shares	9

3	Consideration	10

4	Completion	11

5	The Warranties	14

6	Claims against the Sellers	17

7	Buyer Warranties	17

8	Non-competition provisions	18

9	Dealing with and voting on the Sale Shares	20

10	Entire agreement	21

11	Effect of Completion	21

12	Further Assurance	21

13	Announcements and confidentiality	22

14	Waivers, severance and set-off	23

15	Withholdings and gross-up	23

16	Miscellaneous	24

17	Notices	25

18	Assignment	26

19	Governing law	26

20	Jurisdiction	27

THIS AGREEMENT is dated 15 July 2011 and is made BETWEEN:

(1)	Those persons described in Schedule 1 of this Agreement (the Sellers)

(2)	CAPELLA EDUCATION COMPANY (filing number 7G-612) whose registered office is at 9th Floor, 225 South 6th Street, Minneapolis, MN 55402, United States of America (the Buyer).

IT IS AGREED as follows:

1	Definitions and interpretation

1.1	In this Agreement, unless the context requires otherwise:

Accountants shall have the meaning given to it in paragraph 1 of Schedule 8

Accounts means the consolidated accounts of the Group (as defined in section 471 CA 2006) including the cash flow statement, notes to those accounts and the associated directors’ and auditor’s reports, for the last three financial years ended on the Accounts Date

Accounts Date means 31 July 2010

Accounting Standards means the Financial Reporting Standards and Statements of Standard Accounting Practice issued and/or adopted by the Accounting Standards Board and Abstracts issued by the Urgent Issues Task Force of the Accounting Standards Board;

Actual Net Working Capital Deficit means an amount equal to the deficit in the aggregate net working capital of the Group as at the Completion Accounts Date as shown in the Completion Accounts as agreed or determined in accordance with Schedule 8

Auditors means the auditors of the Company, Prime Accountants & Business Advisers Limited of 29 Warwick Road Coventry CV1 2ES

Business Day means a day other than a Saturday or Sunday on which banks are ordinarily open for the transaction of normal banking business in London and Minneapolis

Buyer’s Accountants means Ernst & Young (which refers to Ernst & Young Global Limited and its member firms)

Buyer’s Group means the Buyer and Capella University, Inc.

Buyer’s Solicitors means Norton Rose LLP, of 3 More London Riverside, London SE1 2AQ

CAA 2001 means the Capital Allowances Act 2001

CA 2006 means the Companies Act 2006

Company means Resource Development International Limited (company registration number 02450180) further details of which are set out in Part A of Schedule 3

Completion means completion of the sale and purchase of the Sale Shares in accordance with clause 4.1

Completion Accounts means the consolidated balance sheet of the Company and the Subsidiaries as at the Completion Accounts Date to be prepared in accordance with Schedule 8

Completion Accounts Date means the Completion Date

Completion Date means the date of this Agreement

Confidential Information means trade secrets and information equivalent to them (including but not limited to formulae, processes, methods, knowledge and Know-how) in connection with the business of the Group the products manufactured, produced, distributed or sold or the services supplied by the Group or the customers and suppliers of the Group and which are confidential to any Group Company

CTA 2009 means the Corporation Tax Act 2009

CTA 2010 means the Corporation Tax Act 2010

Directors’ Loan Account means the account statement in the agreed form stating the total amount of monies owing to the Company by each of the Sellers as at Completion Date

Disclosure Letter means the disclosure letter of the same date as this Agreement from the Sellers to the Buyer disclosing certain matters in relation to the Warranties, together with all documents attached to it or listed in any schedule of it

Encumbrance means any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, claim, right, interest or preference granted to any third party, or any other encumbrance or security interest of any kind (or an agreement or commitment to create any of them)

Estimated Liability means, acting reasonably, the Buyer’s estimate of the amount to be claimed by the Buyer in respect of any claim under this Agreement or any claim under the Taxation Deed

FSMA means the Financial Services and Markets Act 2000

Group means the Company and the Subsidiaries and Group Company means any of them

Guarantee means any guarantee, indemnity, suretyship, letter of comfort or other assurance, security or right of set-off given or undertaken by a person to secure or support the obligations (actual or contingent) of any other person and whether given directly or by way of counter-indemnity to any other person who has provided a Guarantee

ICTA 1988 means the Income and Corporation Taxes Act 1988

Initial Consideration means £10,310,000 less the Provisional Net Working Capital Deficit

ITA means the Income Tax Act 2007

Know-how means all information owned by any Group Company or used, or required to be used, in, or in connection with, any business of any Group Company, held in any form (including, without limitation, that comprised in or derived from data, brochures, and catalogues) and relating to:

(a)	the procurement, marketing or sale of services including customer names and lists and other details of customers, targets, statistics, market share statistics, prices, market research reports and surveys and advertising or other promotional materials;

(b)	future projects, business development or planning, commercial relationships and negotiations;

(c)	any other aspect of the business of any Group Company

Letter of Intent means the letter dated 6 May 2011 from the Buyer to the Sellers setting out the indicative terms under which the Buyer expressed an interest in purchasing the Sale Shares

Management Accounts means the unaudited management accounts of the Group in the agreed form for the period from the Accounts Date, to 30 May 2011 (both dates inclusive), a copy of which is attached to the Disclosure Letter

Management View Business Case means the management view business case in the agreed form

Performance Consideration means £4,000,000 payable subject to and in accordance with this Agreement

Properties means the properties, details of which are set out in Schedule 6

Provisional Net Working Capital Deficit means £998,517 being the amount equal to the difference between the Provisional Net Working Capital Deficit Target and the aggregated net working capital of the Group as at 28 February 2011.

Provisional Net Working Capital Deficit Target means £2,178,517 being a good faith estimate of the deficit in the aggregate net working capital of the Group in the agreed form prepared by the Company as at 30 June 2011

Related Company means in relation to any company, any subsidiary or holding company of that company or any subsidiary of that holding company

RDI Consultants means RDI Consultants Limited, a company registered in England and Wales with registered number 3040742 and having its registered office at Midland Management Centre, 1A Brandon Lane, Coventry, CV3 3RD

RDI Management means RDI Management Learning Limited, a company registered in Hong Kong with registered number 560837 and having its registered office at 905 Silvercord, Tower 2, 30 Canton Road, Tsimshatsui, Kowloon, Hong Kong

RDI USA means Resource Development International Limited, a company incorporated in the state of Virginia on 9 June 1998

Relevant Claim means a claim by the Buyer involving or relating to a breach of any of the Warranties, whether for damages, compensation or any other relief;

Relief means any loss, relief, allowance, exemption, set-off, deduction, credit or other relief relating to any Taxation or to the computation of income, profits or gains for the purposes of any Taxation

Retention Account means a joint deposit account, opened in accordance with the Retention Escrow Letter in the names of the Sellers’ Solicitors and the Buyer’s Solicitors with Barclays Bank plc for the purposes of holding the Retention Sum;

Retention Escrow Letter means the retention account escrow letter in the agreed form (to be entered into at Completion) addressed to the Sellers’ Solicitors and the Buyer’s Solicitors and countersigned by John Holden for himself and duly authorised on behalf of each of the other Sellers, and the Buyer;

Retention Sum means £1,500,000;

Sale Shares means the 100,000 issued class A shares of £1 each in the capital of the Company and the 20,481 class B shares of £1 each in the capital of the Company;

Scheme means the Friends Provident Pensions Limited Stakeholder Pension Scheme

Sellers’ Accountants means Prime Chartered Accountants, 5 Argosy Court, Scimitar Way, Whitley Business Park, Coventry, CV3 4GA

Sellers’ Solicitors means Dundas & Wilson CS LLP of 191 West George Street Glasgow G2 2LD

Senior Employees means Philip Hallam, Andrew David Cawley, Jennifer Chase, Stewart Lyle, Claudia Luca, John Kelvin Fidler and any other executive or non-executive director of the Company or any Group Company and Senior Employee means any one of them;

Share Purchase Documents shall have the meaning ascribed thereto in clause 10

Subsidiaries means the companies and undertakings details of which are set out in part B of Schedule 3 and Subsidiary means any of them and subsidiary means a subsidiary undertaking (as defined by section 1162 CA 2006) or a subsidiary (as defined by section 1159 CA 2006)

Taxation means:

(a)	all forms of tax, levy, duty, charge, impost, withholding or other amount whenever created or imposed and whether of the United Kingdom or elsewhere payable to or imposed by any Taxation Authority;

(b)	all charges, interest, penalties and fines incidental or relating to any Taxation falling within (a) above or which arise as a result of the failure to pay any Taxation on the due date or to comply with any obligation relating to Taxation; and

(c)	where the context refers to a repayment of Taxation, any interest, repayment supplement or equivalent which relates to any repayment of or Relief relating to Taxation

Taxation Authority means any revenue, customs, fiscal, governmental, statutory, state, provincial, local governmental or municipal authority, body or person, whether of the United Kingdom or elsewhere

Taxation Deed means the taxation deed in the agreed form to be entered into at Completion between the Sellers (1) and the Buyer (2)

Taxation Warranties means the Warranties contained in paragraphs 22 to 28 (inclusive) of Schedule 4

TCGA 1992 means the Taxation of Chargeable Gains Act 1992

VAT means value added tax as provided in VATA 1994, and any other tax of a similar nature

VATA 1994 means the Value Added Tax Act 1994

Warranties means the warranties set out in clause 5 and Schedule 4.

1.2	In this Agreement, unless the context requires otherwise:

(a)	a document expressed to be in the agreed form means a document in a form which has been agreed by the parties on or before the execution of this Agreement and signed or initialled by them or on their behalf, for the purposes of identification;

(b)	the table of contents and the headings of this Agreement are included for convenience only and do not affect the interpretation of this Agreement;

(c)	references to clauses and Schedules are to clauses and Schedules of this Agreement and references to this Agreement include its Schedules and references to a part or paragraph are to a part or paragraph of a Schedule of this Agreement;

(d)	references to this Agreement or any other document or to any specified provision of this Agreement or any other document are to this Agreement, that document or that provision as from time to time amended in accordance with the terms, conditions and provisions of this Agreement or that document or, as the case may be, with the agreement of the parties to this Agreement or the relevant document;

(e)	words importing the singular include the plural and vice versa, words importing a gender include every gender and references to a person include an individual, corporation, partnership, any unincorporated body of persons and any government entity;

(f)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, Court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(g)	references to time are to London time;

(h)	the rule known as the ejusdem generis rule shall not apply, and accordingly words introduced by words and phrases such as “include”, “including”, “other” and “in particular” shall not be given a restrictive meaning or limit the generality of any preceding words or be construed as being limited to the same class as the preceding words where a wider construction is possible;

(i)	the word “company”, except where used in reference to the Company, shall be deemed to include any partnership, undertaking or other body of persons, whether incorporated or not incorporated and whether now existing or formed after the date of this Agreement; and

(j)	reference to a person having control of another person, or being controlled by another person, or being under common control with another person shall be construed as referring to control within the meaning of any of sections 450 and 707 CTA 2010 and sections 995(1) to 995(3) (inclusive) ITA 2007.

1.3	In this Agreement, unless the context requires otherwise, a reference to any statute or statutory provision (whether of the United Kingdom or elsewhere) is a reference to it as it is in force at the date of this Agreement but including:

(a)	any subordinate legislation (as defined by section 21(1) Interpretation Act 1978) made under it and in force from time to time; and

(b)	any provision which it has superseded or re-enacted (with or without modification), and any provision superseding it or re-enacting it (with or without modification), before or on the date of this Agreement, or after the date of this Agreement except to the extent that the liability of any party is thereby increased or extended.

1.4	Subject to the provisions of clause 6 and Schedule 5, any obligations and liabilities arising from any provision of this Agreement and the Taxation Deed shall, unless expressly provided otherwise, be: (i) in the case of John Holden and Maria Holden, joint and several as between themselves, and several as between either or both of them and any other Seller; and (ii) in the case of the other Sellers, several.

2	Agreement to sell the Sale Shares

2.1	On the terms and subject to the conditions set out in this Agreement, each Seller shall sell the number of Sale Shares shown adjacent to his name in columns 3(a) or 3(b), as applicable, of Schedule 1 to the Buyer and the Buyer (relying on the warranties, undertakings and indemnities contained in this Agreement and the Taxation Deed) shall buy those Sale Shares as at and with effect from Completion with legal and beneficial ownership free from all Encumbrances.

2.2	Title to and beneficial ownership of the Sale Shares transferred to the Buyer pursuant to clause 2.1 shall pass as at and with effect from Completion together with all associated rights and benefits attaching or accruing to them on or after Completion.

2.3	Each Seller irrevocably waives any rights of pre-emption on transfer conferred on him by the articles of association of the Company or otherwise over any of the Sale Shares.

2.4	The Buyer shall not be obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously.

3	Consideration

3.1	Subject to any adjustment in accordance with clause 3.3, clause 3.5 and Schedule 8, the consideration for the sale of the Sale Shares payable by the Buyer to the Sellers shall comprise:

(a)	the payment in accordance with clause 4.1(c)(i) in cash on Completion by the Buyer to the Sellers of the Initial Consideration less the Retention Sum and any amount which the Sellers direct the Buyer to repay to the Company under clause 4.1(c)(ii) which shall be apportioned between the Sellers in the amounts set out opposite their respective names in column 4 of Schedule 1;

(b)	the payment to the Seller of any or all of the Retention Sum due and payable subject to and in accordance with Schedule 2; and

(c)	the payment of the Performance Consideration to the Sellers within one month of the date on which any Group Company receives written confirmation from the Privy Council and/or The Quality Assurance Agency for Higher Education that any Group Company has been awarded and/or has been successful in its application for Taught Degree Awarding Powers (TDAP) under the Further and Higher Education Act of 1992 as amended, varied or substituted from time to time (which shall include the award or successful application for any powers under any subsequent legislative regime enabling any Group Company to award undergraduate taught degrees in its own right without ratification from a third-party university (the TDAP Award)) providing that the TDAP Award happens on or before the fifth anniversary of the Completion Date. The Performance Consideration shall be payable to the Sellers by the Buyer in cash by way of direct electronic funds transfer to the Sellers’ Solicitors, the Sellers’ Solicitors being irrevocably authorised to receive the same on behalf of the Sellers, to the account details of which are set out in clause 4.1(c) and apportioned between the Sellers in the amounts set out opposite their respective names in column 5 of Schedule 1.

3.2	The Sellers agree to pay: (i) any fees, whether in the nature of a finder’s fee or otherwise, that may be due by them to any of their advisers; and (ii) any performance related bonuses that may be payable to any employee of any Group Company, in each case as a result of the signing of this Agreement or the entering into of any transactions contemplated by it, from the Initial Consideration payable at Completion.

3.3	The Sellers agree to pay to the Buyer in accordance with clause 3.4 a sum equal to the amount by which the Actual Net Working Capital Deficit is greater than the Provisional Net Working Capital Deficit Target (the Shortfall). Each Seller shall only be liable for that proportion of the Shortfall as is set out opposite his name in column 7 of Schedule 1. Such Shortfall shall be paid free and clear of any deductions or withholdings and which, notwithstanding any other provisions of this Agreement, shall not be paid from the Retention Sum.

3.4	Any Shortfall payable under clause 3.3 shall be paid:

(a)	within five Business Days after the date of agreement or determination of the Actual Net Working Capital Deficit; and

(b)	by electronic funds transfer to an account of the Buyer to be notified to the Sellers.

3.5	The Buyer agrees to pay to the Sellers in accordance with clause 3.6 a sum equal to the amount by which the Actual Net Working Capital Deficit is less than the Provisional Net Working Capital Deficit Target (the Surplus). Any Surplus shall be apportioned between the Sellers in the proportions set out opposite their respective names in column 7 of Schedule 1. Such Surplus shall be paid free and clear of any deductions or withholdings.

3.6	Any Surplus payable under clause 3.5 shall be paid:

(a)	within five Business Days after the date of agreement or determination of the Actual Net Working Capital Deficit; and

(b)	by electronic funds transfer to the account details of which are set out in clause 4.1(c)(i).

3.7	For the purposes of determining the Actual Net Working Capital Deficit, the provisions of Schedule 8 shall apply.

3.8	The Buyer agrees and acknowledges that it will use reasonable endeavours to pursue the agreed form application made by the Company for TDAP (the TDAP Application), and that it will not knowingly take steps intentionally to terminate or adversely prejudice the TDAP Application in a material way.

4	Completion

4.1	Completion shall take place on the Completion Date at the offices of Norton Rose LLP at 3 More London Riverside, London SE1 2AQ, or at another place the parties may agree when all (but not part only) of the following business shall be transacted:

(a)	the Sellers shall deliver to the Buyer:

(i)	transfers for the Sale Shares duly executed and completed in favour of the Buyer (or as it may direct), together with the certificates for the Sale Shares and the duly executed powers of attorney or other authorities under which any of the transfers have been executed;

(ii)	(as agents for each Group Company) in respect of each Group Company all statutory and minute books (written up to the Business Day immediately preceding Completion) and common seals (if any), certificates of incorporation, any certificate or certificates of incorporation on change of name and other statutory documents and records including copies of the respective Group Company’s articles of association (including, for any company incorporated before 1 October 2009, any provisions of its old-style Memorandum of Association which, by virtue of section 28 CA 2006, are treated as provisions of that company’s articles);

(iii)	the Taxation Deed duly executed by each of the parties to it (other than the Buyer);

(iv)	a letter of non-crystallisation from Barclays Bank plc in respect of the guarantee and debenture between itself and the Target and The Institute of Business and Management Limited;

(v)	a deed of termination in the agreed form in respect of the shareholders’ agreement dated 22 December 2006 in respect of the management of the Company signed by the Sellers and the Company;

(vi)	a resolution of the members of the Company in the agreed form ratifying (amongst other matters) the payment of all dividends by the Company to the extent that such payment of dividends (or other matters) are capable of ratification;

(vii)	a receipt from Bentley Financial Services confirming that the Company has paid the Settlement figure as outlined in its letter to the Company dated 22 June 2011;

(viii)	a copy of the Directors’ Loan Account;

(ix)	copies of the leases relating to the Properties

(x)	the executed Disclosure Letter

(xi)	a statement setting out the Provisional Net Working Capital Deficit Target in agreed form.

(b)	the Sellers shall procure that a board meeting of the Company and each of the Subsidiaries (as appropriate) is held at which the following matters are carried out:

(i)	approve the transfers mentioned in clause 4.1(a)(i) for registration in the register of members of the Company (subject only to the transfers being subsequently presented duly stamped);

(ii)	approve the appointment of those persons that the Buyer may nominate at or prior to Completion as additional directors and/or as secretary of each Group Company;

(iii)	on those appointments being made, cause all of the Sellers save for Philip Hallam, and those other persons as the Buyer may direct at or prior to Completion to cease to be directors (and employees and secretaries, as applicable, as outlined in the Letters of Resignation) of each Group Company and deliver to the Buyer the Letters of Resignation (executed as deeds) in the agreed form from all these persons so resigning acknowledging that, save as provided for pursuant to the terms of any Share Purchase Documents, they have no claim outstanding for compensation for loss of office or otherwise, including, without limitation, redundancy and unfair dismissal in connection with such resignations; and

(iv)	procure that the Auditors resign their office as auditors of each Group Company by depositing their written notice of resignation at its registered office in accordance with section 516 CA 2006 along with a statement under section 519 CA 2006 that there are no circumstances connected with their resignation which they consider should be brought to the attention of the members or creditors of that Group Company,

(c)	the Buyer shall:

(i)	pay by direct electronic funds transfer on the day of Completion to the client account of the Sellers’ Solicitors numbered 00300805 at Bank of Scotland plc of 54/62 Sauchiehall Street, Glasgow G2 3AH, sort code 80-07-48 the Initial Consideration less the Retention Sum, less any amount payable by the Buyer under clause 4.1(c)(ii) and the Sellers irrevocably authorise payment of that amount into that account. Upon receipt of such funds by the Sellers’ Solicitors in accordance with this clause 4.1(c)(i) the Buyer shall have no obligation as to the distribution or allocation of any sum among and between the Sellers;

(ii)	pay by direct electronic funds transfer on the day of Completion to the account of the Company numbered 80480851 at Barclays Bank PLC of Coventry, sort code 20-23-55, an amount equal to the aggregate of all amounts owing to the Company by each of the Sellers as set out in the Directors’ Loan Account. The Sellers acknowledge the indebtedness that they owe to the Company as evidenced in the Directors’ Loan account and authorise the payment by the Buyer, on their behalf, to the Company of monies under this clause 4.1(c)(ii) in full satisfaction of that indebtedness.

(iii)	pay into the Retention Account the Retention Sum;

(iv)	acknowledge receipt of the Disclosure Letter; and

(v)	deliver to the Sellers a counterpart of the Taxation Deed duly executed by the Buyer;

(d)	the parties shall join in procuring that:

(i)	the Buyer’s Accountants are appointed auditors of each Group Company in place of the Auditors;

(ii)	all bank mandates in force for each Group Company shall be altered (as the Buyer requires) to reflect the resignations and appointments referred to above;

(iii)	the current accounting reference period of each Group Company shall be altered so as to end on 31 December;

(iv)	the registered office of each Group Company incorporated in the United Kingdom shall be changed to Norose Company Secretarial Services Limited, 3 More London Riverside, London SE1 2AQ, United Kingdom;

(v)	the two parcels of freehold land adjoining numbers 727 and 731 London Road, Coventry, West Midlands CV3 4EX are transferred by the Company to John Holden and Maria Holden for the sum of £22,000;

(vi)	the Retention Escrow Letter shall be executed by the parties thereto and the Retention Account opened; and

(vii)	an amendment letter in the agreed form in connection with the existing service agreement between the Company and Philip Hallam are executed by the parties thereto.

5	The Warranties

5.1	Subject to the terms of this Agreement (including without limitation, the provisions of clause 6 and Schedule 5) and to matters Fairly Disclosed, the Sellers:

(a)	warrant to the Buyer (for themselves and as trustees for their successors in title) that each of the Warranties is true and accurate as at the date of this Agreement;

(b)	acknowledge that the Buyer has entered into this Agreement in reliance on the Warranties and that acceptance by the Buyer of the Disclosure Letter shall not of itself be construed as an agreement by the Buyer that any matter disclosed in the Disclosure Letter has been Fairly Disclosed.

5.2	The Warranties are qualified to the extent, but only to the extent, of those matters Fairly Disclosed in the Disclosure Letter and for this purpose Fairly Disclosed means disclosed in such a manner and in sufficient detail so as to enable a reasonable buyer to make an informed assessment of the matter so disclosed.

5.3	In each Warranty, where any statement is qualified as being made so far as the Sellers are aware or any similar expression, it is deemed to refer to:

(a)	the actual knowledge of each of the Sellers after having made due and careful enquiry of Jennifer Chase, Claudia Luca, Linda de Lay, Ben Culling and Christopher Bucin; and

(b)	the knowledge of each of the Sellers having made enquiry of each other (and for the purposes of this clause 5.3(b) the actual knowledge of each of the Sellers under clause 5.3 (a) shall be imputed to John Holden and Maria Holden).

5.4	Each of the paragraphs in Schedule 4:

(a)	shall be construed as a separate and independent warranty; and

(b)	unless expressly provided in this Agreement, shall not be limited by reference to any other paragraph in Schedule 4 or by any other provision of this Agreement or the Taxation Deed and the Buyer shall have a separate claim and right of action for every breach of a Warranty but shall not be entitled to recover more than once in respect of the same loss.

5.5	The Warranties shall not in any respect be extinguished or affected by Completion.

5.6	Save in relation to any claim in respect of fraud and/or wilful concealment, the Sellers agree with the Buyer (for themselves and as trustees for each Group Company and each Group Company’s directors, employees, agents and advisers) to waive any right or claim which they may have for any misrepresentation or error in, or omission from any information or opinion supplied or given by any Group Company and/or any of its directors, officers, employees or agents in the course of negotiating this Agreement or the Taxation Deed or in preparing the Disclosure Letter and that any right or claim shall not constitute a defence to any claim by the Buyer under or in relation to this Agreement or the Taxation Deed.

5.7	The Sellers shall indemnify and keep indemnified the Buyer in full and on demand and on a continuing basis from and against all losses, liabilities, claims, costs and expenses arising directly out of or directly in connection with:

(i)	any liability described in clause 3.2 which vests in the Company and is not properly discharged in accordance with that clause at or immediately following Completion;

(ii)	the claim issued on 10 May 2011 against the Company by Bells College Limited which shall include all losses, liabilities, claims, costs and expenses arising out of or in connection with any defence, counter-claim or defence to counterclaim by any party as a result of the proceedings. The Buyer shall be obliged to comply with the provisions of paragraph 5 of Schedule 5 in relation to the proceedings;

(iii)	any successful claim (and/or legal costs or expenses incurred by the Buyer in defending any unsuccessful claim) by the registered proprietor for infringement by the Company of the rights attaching to the registration of UK registered trade mark No. 2211911 which comprises a series of 7 marks containing the letters RDI in both uppercase and lowercase in classes 16, 35, 41 and 42;

(iv)	the Study Centre Agreement between the Company and University of Sunderland dated 16 May 2011 but only to the extent that the terms of such agreement are materially different from other contracts to which the Group is a party and are not in the ordinary course or are not on arms’ length terms and this shall not extend to cover losses if the agreement is commercially unsuccessful;

(v)	any successful claim by or on behalf of Jessica Varona arising from or in connection with any act or alleged act, fault or omission (or any other event or occurrence) of RDI USA, any Group Company or the Sellers before Completion;

(vi)	any liability arising out of the Company’s failure to comply with the Data Protection Act 1998 in the period prior to Completion;

(vii)	any successful claim (and/or legal costs or expenses incurred by the Buyer in defending any unsuccessful claim) by the landlord or any subsequent landlord that the actual use prior to Completion the actual use of 1A Brandon Lane, Coventry, West Midlands, CV3 3RD by RDI Limited for the provision of adult university education (within the meaning of Class D1 of the Town and Country Planning (Use Classes) Order 1987) not being permitted by the user or any other provisions contained in the lease of the property dated 24 November 2004 and registered at the Land Registry with title number WM845497;

(viii)	the Directors’ Loan Account failing to contain an accurate and complete computation of all indebtedness owed to the Company by each of the Sellers; and

(ix)	any VAT which is payable by the Company in respect of costs set out in the Directors’ Loan Account but which is not reflected in the net figures contained within it, but only to the extent that any VAT so described is not recoverable from any relevant taxation authority. Notwithstanding any provisions of this Agreement, the Sellers agree that any indemnification with which they provide the Buyer under this clause 5.7(ix) shall not be paid out of the Retention Sum.

5.8	The liability of the Sellers in respect of any claim under this Agreement or any claim under the Taxation Deed shall be further limited as provided in clause 6 and Schedule 5.

6	Claims against the Sellers

6.1	Without prejudice to the provisions of Schedule 5 and notwithstanding any other provision of this Agreement (including, without limitation, clause 1.4) the total aggregate liability of a Seller in respect of all claims under this Agreement and claims made under the Taxation Deed, including all legal and professional costs, fees, charges and expenses of the Buyer which that Seller is required to reimburse, shall be limited to the gross consideration for the Sale Shares paid to that Seller from time to time under and in accordance with clauses 3.1(a) to 3.1(c), less any sum paid to the Buyer by the Sellers following Completion in accordance with clause 3.3 and 3.4 (which shall in any event be no more than the sum set out opposite that Seller’s name in column 6 of Schedule 1).

6.2	The Sellers shall not be liable for a Relevant Claim unless the Buyer has given the Sellers notice of that claim, stating in reasonable detail the nature of the claim and, if practicable (acting reasonably), the Estimated Liability, on or before, in the case of a claim under any of the Taxation Warranties, within 7 years from and including the Completion Date, or, in the case of any other Relevant Claim, by no later than 18 months from and including the Completion Date.

6.3	Subject to the provisions of Schedule 5 and clause 6.4 below, all claims under this Agreement and claims under the Taxation Deed by the Buyer against the Sellers will be met (to the extent that any of the Retention Sum remains in the Retention Account in order to meet those claims) in accordance with the provisions of Schedule 2.

6.4	The payment of any sum to the Buyer pursuant to Schedule 2 in or towards satisfaction of any claim under this Agreement or the Taxation Deed shall not prejudice or affect any other rights or remedies of the Buyer for the purpose of recovering any amount due to the Buyer, whether in respect of the same claim or otherwise, which is not satisfied by any payment made out of the Retention Account.

7	Buyer Warranties

7.1	The Buyer warrants to each of the Sellers that:

(a)	the Buyer has the requisite power and authority to enter into and perform the Share Purchase Documents;

(b)	the Share Purchase Documents constitute (or shall constitute when executed) valid, legal and binding obligations on the Buyer; and

(c)	compliance with the terms of the Share Purchase Documents shall not breach or constitute a material default under any of the following:

(i)	any agreement or instrument to which the Buyer is bound; or

(ii)	any order, judgement, decree or other restriction applicable to the Buyer.

8	Non-competition provisions

8.1	In this clause the following definitions have the following meanings:

Prohibited Area means England and Wales, Scotland, Northern Ireland, the Republic of Ireland, the Isle of Man, the Channel Islands, Hong Kong and the United States of America;

Restricted Activity means the supply of any Restricted Service

Restricted Seller means Philip Hallam

Restricted Service means:

(a)	any service supplied by any Group Company at the Completion Date; and

(b)	any other service of a type similar to and competing with any service referred to in (a) above.

8.2	Notwithstanding the other provisions of this clause 8, nothing shall prevent the Restricted Seller from being employed or otherwise engaged by any publicly funded educational institution, providing that any services that he may provide pursuant to that employment or engagement do not relate to the provision or organisation of any distance learning through any medium.

8.3	The Restricted Seller undertakes with the Buyer and the Company that he shall not, directly or indirectly, alone or with, through or as any manager, adviser, consultant, partner, employee or agent for any person, for a period of 30 months from Completion:

(a)	carry on, be employed or otherwise engaged, concerned or interested in any capacity (whether for reward or otherwise) in, provide any technical, commercial or professional advice to, or in any way assist any business which is or is about to be engaged in any Restricted Activity in the Prohibited Area in competition with any Group Company; or

(b)	in relation to any Restricted Activity solicit or canvass, or otherwise deal with any person, firm, company or other organisation who:

(i)	was a customer of any Group Company at any time during the three years immediately before Completion;

(ii)	was at the date of Completion negotiating with a view to doing business with any Group Company; or

(c)	be employed or engaged in any company, firm or business which as regards any services is a supplier to or a customer of any Group Company.

8.4	The Restricted Seller undertakes with the Buyer and the Company that he will not, directly or indirectly, alone or with, through or as any manager, adviser, consultant, partner, or agent for any person for a period of 30 months from Completion engage in any trade or business or be associated with any person, firm or company (other than any Group Company or member of the Buyer’s Group) engaged in any trade or business using the name Resource Development International, The Institute of Business and Management Limited or any name incorporating either of these or the words RDI or IBAM or any name which is intended or likely to be confused with any of these names.

8.5	The Restricted Seller undertakes with the Buyer and the Company that for a period of 30 months from Completion he will not, directly, alone or with, through or as any manager, adviser, consultant, partner, or agent for any person, without the prior consent of the Company use, whether on his own behalf or on behalf of any third party, or divulge to any third party, any of the Confidential Information.

8.6	The restrictions in clauses 8.2 to 8.6 inclusive shall not apply:

(a)	in respect of any Confidential Information which is in or enters the public domain, other than through a breach of the obligations of confidentiality set out in this Agreement; or

(b)	to the Restricted Seller to the extent that he is required to disclose Confidential Information by any applicable law, governmental order, decree, regulation, licence or rule or pursuant to the regulations of any securities exchange or regulatory or governmental body to which he is subject.

8.7	The Restricted Seller agrees with the Company and the Buyer that the restrictive covenants in clauses 8.2 to 8.6 inclusive are reasonable and necessary for the protection of the value of the Sale Shares and the Company and that having regard to that fact those covenants do not work harshly on him.

8.8	The Restricted Seller acknowledges that he has had the opportunity to take independent advice on the restrictions in clauses 8.2 to 8.7 inclusive. While those restrictions are considered by the parties to be reasonable in all the circumstances, it is agreed that if any of those restrictions, by themselves or taken together, are adjudged to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Buyer but would be adjudged reasonable if part or parts of their wording were deleted or amended or qualified or the periods referred to were reduced or the range of services or area dealt with were reduced in scope, then the relevant restriction or restrictions shall apply with any modification or modifications as may be necessary to make it or them valid and effective.

The Restricted Seller undertakes to the Buyer that he will at the request and cost of the Buyer enter into a direct agreement or undertaking with any Group Company accepting restrictions and provisions corresponding to the restrictions and provisions contained in clauses 8.2 to 8.8 inclusive (or those of them as are appropriate in the circumstances) in relation to those services and that area and for that period as that company or companies may reasonably require for the protection of its or their legitimate interests, provided that the terms of that agreement are no more onerous than the provisions of 8.2 to 8.8 inclusive.

9	Dealing with and voting on the Sale Shares

9.1	Each Seller in respect of his own Sale Shares declares that:

(a)	for so long as he remains the registered holder of any of those Sale Shares after Completion he shall:

(b)	hold those Sale Shares and the dividends and other distributions of profits or surplus or other assets declared, paid or made in respect of them after Completion and all rights arising out of or in connection with them in trust for the Buyer and its successors in title; and

(c)	deal with and dispose of those Sale Shares and all dividends, distributions and rights as the Buyer or any successor may reasonably and lawfully direct; and

(d)	for a period of 90 days from and including the Completion Date, if so requested by the Buyer or any successor in title:

(i)	vote at all meetings which he shall be entitled to attend as the registered holder of those Sale Shares as the Buyer or any successor to the Buyer may reasonably and lawfully direct; and

(ii)	execute all instruments of proxy or other documents which the Buyer may reasonably and lawfully require and which may be necessary or desirable or convenient to enable the Buyer or any successor to attend and vote at any meeting.

9.2	Each Seller in respect of his own Sale Shares authorises and directs:

(a)	the Company to send any notices in respect of his registered holding of those Sale Shares in connection with the period after Completion to the Buyer; and

(b)	the Buyer to complete in a lawful manner and to return proxy cards, consents to short notice and any other document required to be signed by him in his capacity as registered holder of those Sale Shares after Completion.

10	Entire agreement

10.1	Each party acknowledges and agrees for itself (and as agent for each of its respective Related Companies) that:

(a)	this Agreement and all documents to be entered into pursuant to this Agreement (together the Share Purchase Documents) constitute the entire agreement between the parties and supersede any prior agreement, understanding, undertaking or arrangement between the parties relating to the subject matter of the Share Purchase Documents including the Letter of Intent;

(b)	by entering into the Share Purchase Documents, they do not rely on any statement, representation, assurance or warranty of any person (whether a party to the Share Purchase Documents or not and whether made in writing or not) other than as expressly set out in the Share Purchase Documents and each party agrees that its only liability in respect of those statements, representations, assurances or warranties that are set out in the Share Purchase Documents (whether made innocently or negligently) shall be for breach of contract; and

(c)	except as expressly provided in any of the Share Purchase Documents, no party may rescind or terminate any of the Share Purchase Documents for breach of contract or for negligent or innocent misrepresentation or otherwise.

10.2	Nothing in this clause shall exclude or limit any liability for fraud.

11	Effect of Completion

The provisions of this Agreement shall, in so far as they are capable of being performed or observed, continue in full force and effect notwithstanding Completion except for those matters then already performed and Completion shall not constitute a waiver of any of the parties’ rights in relation to this Agreement or the Taxation Deed. All rights and remedies conferred on the parties under this Agreement are (subject to clause 10 (Entire agreement)) cumulative and are additional to and not exclusive of, any rights or remedies provided by law or otherwise available at any time.

12	Further Assurance

12.1	The Sellers shall at the Buyer’s cost (and shall use their reasonable endeavours to procure that any third parties shall) promptly execute and deliver to the Buyer any other documents in a form satisfactory to the Buyer (acting reasonably) and take any other action as may in the opinion of the Buyer (acting reasonably) be required to give to the Buyer the full benefit of all the provisions of this Agreement.

12.2	Notwithstanding the provisions of clause 12.1, the Buyer shall be under no obligation to reimburse the Sellers in relation to any time costs incurred in taking any actions subsequent to Completion, or in respect of any legal or advisory fees incurred as a consequence of the taking of any action subsequent to Completion which is explicitly provided for as action required by the Sellers following Completion pursuant to the provisions of this Agreement, including but not limited to, the agreement of the Completion Accounts.

13	Announcements and confidentiality

13.1	Subject to clause 13.2, no announcement, circular or communication (each an Announcement) concerning the existence or content of this Agreement shall be made by any party (or any of its respective Related Companies) without the prior written approval of the other parties (which consent shall not be unreasonably withheld or delayed).

13.2	Clause 13.1 shall not apply to any Announcement if, and to the extent that, it is required to be made by the rules of any stock exchange or any governmental, regulatory or supervisory body or court of competent jurisdiction (Relevant Authority) to which the party making the Announcement is subject, whether or not the Relevant Authority has the force of law. Announcement shall, so far as is practicable, be made after consultation with the other parties and after taking into account their reasonable requirements regarding the content, timing and manner of despatch of the relevant Announcement.

13.3	Subject to Clause 13.4, each party shall treat as strictly confidential all information received or obtained as a result of entering into or performing this Agreement which relates to:

(a)	the subject matter and for terms, conditions and provisions of this Agreement;

(b)	the negotiations relating to this Agreement; and/or

(c)	the other party.

13.4	A party may disclose information which would otherwise be confidential if and to the extent:

(a)	it is required by the law of any relevant jurisdiction;

(b)	it is required by contractual obligations existing at the date of this Agreement;

(c)	it is required by any Relevant Authority to which the party making the disclosure is subject, whether or not the requirement has the force of law;

(d)	it is required to vest the full benefit of this Agreement in either party;

(e)	that disclosure is made to the professional advisers, auditors and bankers of either party;

(f)	that the information has come into the public domain through no fault of that party; or

(g)	it is necessary to obtain any relevant tax clearances from any appropriate tax authority; or

(h)	that the other party has given prior written approval to the disclosure.

14	Waivers, severance and set-off

14.1	The rights and remedies of each party to this Agreement are, except where expressly stated to the contrary, without prejudice to any other rights and remedies available to it. No neglect, delay or indulgence by any party in enforcing any provision of this Agreement shall be construed as a waiver and no single or partial exercise of any rights or remedy of any party under this Agreement will affect or restrict the further exercise or enforcement of any right or remedy.

14.2	The liability of any party to this Agreement may, in whole or in part, be released, compounded or compromised and if the other party shall give time or indulgence to the person, this will in no way prejudice or affect that party’s rights against any other person under the same or similar liability.

14.3	Each term, condition and provision of this Agreement is severable and distinct from the others and, if any provision is, or at any time becomes, to any extent or in any circumstances invalid, illegal or unenforceable for any reason, that term, condition or provision shall to that extent be deemed not to form part of this Agreement but the validity, legality and enforceability of the remaining parts of this Agreement shall not be affected or impaired. The intention of the parties is that every provision of this Agreement shall be and remain valid and enforceable to the fullest extent permitted by law.

14.4	Each of the parties shall be entitled to set off any sum due and not paid by any other party under or in relation to this Agreement or the Taxation Deed against any sum due by them to that other party under or in relation to this Agreement or the Taxation Deed, and for the purpose of this clause 14.4 “parties” shall be deemed to include the parties to this agreement and any Group Company.

15	Withholdings and gross-up

15.1	Except as required by law, all sums payable under this Agreement shall be paid free and clear of all deductions or withholdings.

15.2	If, at any time, any applicable law, regulation or regulatory requirement requires any party to make any deduction or withholding from any sum payable under this Agreement, the amount due shall be increased to the extent necessary to ensure that, after the making of that deduction or withholding, the recipient of that payment receives, on the due date for that payment, a net sum equal to the sum which it would have received had no deduction or withholding been required to be made.

15.3	If any party is are required by law to make any deduction or withholding under clause 15.2, that party shall:

(a)	make that deduction or withholding; and

(b)	pay the full amount deducted or withheld to the relevant Taxation Authority in accordance with applicable law, regulation or regulatory requirement.

15.4	If any amount paid or due to any party or to any Group Company (in this clause 15.4, the recipient) under this Agreement (other than any consideration paid under clause 3) is subject to Taxation, or would in the hands of the recipient (but for the availability of any Relief) be subject to Taxation, then the amount so paid or due (in this clause 15.4, the net amount) shall be increased to an amount (in this clause 15.4, the grossed-up payment) which (after subtraction of the amount of any Taxation to which the grossed-up payment is subject, or to which it would, but for the availability of any Relief, be subject) shall equal the net amount. If any amount is initially paid on the basis that the amount due is not subject to Taxation in the hands of the recipient or vice versa and it is subsequently determined that it is or that it is not, additional amounts shall be paid to or by the recipient to place the recipient in the same after-tax position as it would have been in if the amount due had not been taxable in the hands of the recipient.

15.5	The satisfaction by the Sellers of any claim under this Agreement (including the Warranties) or under the Taxation Deed shall be deemed to constitute a reduction in the consideration payable by the Buyer for the sale and purchase of the Sale Shares.

16	Miscellaneous

16.1	No purported amendment to this Agreement shall be effective unless it is in writing, refers to this Agreement and is executed by or on behalf of each party to this Agreement.

16.2	This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterpart and each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original, but taken together, they shall constitute one and the same instrument.

16.3	Except as expressly provided in the Share Purchase Documents (including for the avoidance of doubt the Escrow Letter), notwithstanding the provisions of clause 12, each of the parties shall be responsible for its legal and other costs incurred in relation to the negotiation, preparation and completion of this Agreement, the Taxation Deed the other Share Purchase Documents and all ancillary documents.

16.4	This Agreement is binding on and shall enure for the benefit of the successors in title and personal representatives of each party.

16.5	A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms, except that any Group Company shall be entitled to enforce clause 8 of this Agreement.

16.6	Where a sum is required to be paid under this Agreement by a party but is not paid before or on the date the parties agreed, that party shall also pay an amount equal to interest on that sum for the period beginning with that date and ending with the date the sum is paid (and the period shall continue after as well as before). The rate of interest shall be 5% per annum above the official bank rate of the Bank of England from time to time and the interest shall accrue on a daily basis and be compounded quarterly. This clause 16.6 is without prejudice to any claim for interest under law.

17	Notices

17.1	A notice or other communication given under or in connection with this Agreement (a Notice) shall be:

(a)	in writing; and

(b)	sent by the Permitted Method to the Notified Address.

17.2	The Permitted Method means any of the methods set out in the first column below, the second column setting out the date on which a Notice given by that Permitted Method shall be deemed to be given provided the Notice is properly addressed and sent in full to the Notified Address:

(1) Permitted Method	(2) Date on which Notice deemed given

Personal delivery	When left at the Notified Address

First class pre-paid post	Two Business Days after posting

Registered or International registered or prepaid air-mail	Six Business Days after posting

17.3	The Notified Addresses of each of the parties is as set out below:

Name of party	Address	Marked for the attention of:

Capella Education Company	9th Floor, 225 South 6th Street, Minneapolis, MN 55402, United States of America	Greg Thom

The Sellers	Any notice to a Seller shall be marked for the attention of the relevant Seller and sent to the address given by that Seller in column 2 of Schedule 1	Any notice for a Seller shall be marked for the attention of the relevant Seller with a copy to:

	Dundas & Wilson CS LLP, 191 West George Street, Glasgow, G2 2LD	Colin Massie

or any other Notified Address as any of the parties may, by written notice to the other parties, substitute for their Notified Address set out above, but without prejudice to the effectiveness of any notice already given in accordance with this clause 17.

18	Assignment

18.1	Subject to clause 18.2 none of the parties shall be entitled to assign the benefit of any rights under this Agreement.

18.2	The benefit of this Agreement (including without limitation the Warranties) and the Taxation Deed shall be freely assignable by the Buyer to any member of the Buyer’s Group and to any financial institute to whom security over the benefit of this Agreement is granted by any member of the Buyer’s Group and, if any assignment occurs, all references in this Agreement and the Taxation Deed to the Buyer shall be deemed to include its permitted assigns provided that the Buyer shall procure that any company or entity to whom it assigns any or all of its rights under this Agreement shall assign those rights backs to the Buyer immediately prior to that company or entity ceasing to be a member of the Buyer’s Group, or in the event that that financial institution ceases to hold security over the assets of the Buyer’s Group, as applicable. Any assignment made under this clause 18.2 shall not increase any liability, obligation or restriction of the Sellers (or any of them) under this Agreement or relieve the Buyer of any of its obligations under this Agreement.

19	Governing law

19.1	This Agreement and any non-contractual obligations connected with it are governed by and shall be construed in accordance with English law.

19.2	The parties irrevocably agree that all disputes arising under or in connection with this Agreement, or in connection with the negotiation, existence, legal validity, enforceability or termination of this Agreement, regardless of whether they shall be regarded as contractual claims or not, shall be exclusively governed by and determined only in accordance with English law.

20	Jurisdiction

20.1	The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction, and that no other court is to have jurisdiction to:

(a)	determine any claim, dispute or difference arising under or in connection with this Agreement, any non-contractual obligations connected with it, or in connection with the negotiation, existence, legal validity, enforceability or termination of this Agreement, whether the alleged liability shall arise under the law of England and Wales or under the law of some other country and regardless of whether a particular cause of action may successfully be brought in the English courts (Proceedings);

(b)	grant interim remedies, or other provisional or protective relief.

20.2	The parties submit to the exclusive jurisdiction of the courts of England and Wales and any Proceedings may be brought against the parties or any of their respective assets in those courts.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

IMPORTANT: SIGNATURE OF THIS AGREEMENT WILL HAVE LEGAL CONSEQUENCES. YOU SHOULD CONSIDER TAKING INDEPENDENT LEGAL ADVICE PRIOR TO SIGNING.

SIGNED by JOHN HOLDEN	/s/ John Holden

SIGNED by PHILIP HALLAM	/s/ Philip Hallam

SIGNED by ANDREW CAWLEY	/s/ Andrew Cawley

SIGNED by MARIA HOLDEN	/s/ Maria Holden

SIGNED by
for and on behalf of
CAPELLA EDUCATION COMPANY	/s/ Gregory W. Thom
Title: General Counsel and Senior Vice President

[SCHEDULES AND EXHIBITS INTENTIONALLY OMITTED]